UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
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For the month of February, 2024
Commission File Number 001-10805
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ROGERS COMMUNICATIONS INC.
(Translation of registrant’s name into English)
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333 Bloor Street East
10th Floor
Toronto, Ontario M4W 1G9
Canada
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☐             Form 40-F  ☑

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ Glenn Brandt
Name: Glenn Brandt
Title: Chief Financial Officer
Date: February 1, 2024

Exhibit Index

Exhibit Number	Description of Document
99.1	News Release dated February 1, 2024 - ROGERS COMMUNICATIONS REPORTS FOURTH QUARTER 2023 RESULTS; ANNOUNCES 2024 FINANCIAL GUIDANCE